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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2008

                               TRINITY BIOTECH PLC
                              (Name of Registrant)

                                IDA Business Park
                                Bray, Co. Wicklow
                                     Ireland

                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F  __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


================================================================================

                               TRINITY BIOTECH PLC

6-K Item
Press Release dated August 9, 2007

                   Trinity Biotech Announces Quarter 2 Results
                 Revenues Increase 37% and Profits Increase 24%

DUBLIN, Ireland (August 9, 2007).... Trinity Biotech plc (NASDAQ: TRIB,
ISE:TRIB.I), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2007.

Revenues for the quarter increased 37.1% to US$37.4 million compared to US$27.3 million in the same period last year, in part reflecting the acquisition of bioMerieux in June 2006. Operating profit before share option expenses has increased from US$2.3 million to US$4.1 million or 10.9% of revenues. Profit after tax for quarter 2 increased from US$2.1 million in 2006 to US$2.6 in 2007 representing an increase of 23.6%.

Revenues for the six months by key product area were as follows :

-------------------------------------------------------------------------
                               H1 2006        H1 2007
-------------------------------------------------------------------------
                                US$000        US$000       % Increase
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Clinical Chemistry              7,502          8,345         11.2%
-------------------------------------------------------------------------
Haemostasis                     14,782        32,494         119.8%
-------------------------------------------------------------------------
Infectious Diseases             21,027        20,195         (4.0)%
-------------------------------------------------------------------------
Point of Care                   8,716         13,112         50.4%
-------------------------------------------------------------------------
Total                           52,027        74,146         42.5%
-------------------------------------------------------------------------


Revenues for the six months by geographic location were as follows :

         --------------------------------------------------------------------
                                      H1 2006     H1 2007
         --------------------------------------------------------------------
                                      US$000       US$000      % Increase
         --------------------------------------------------------------------

         --------------------------------------------------------------------
         USA                          24,948       33,851         35.7%
         --------------------------------------------------------------------
         Europe                       14,274       23,056         61.5%
         --------------------------------------------------------------------
         Asia / Africa                12,805       17,238         34.6%
         --------------------------------------------------------------------
         Total                        52,027       74,146         42.5%
         --------------------------------------------------------------------

Gross profit for the quarter amounted to US$18.0 million representing a gross margin of 48.1%. This compares to a gross margin of 48.2% for the same period in 2006. The increase in selling, general and administrative expenses from US$9.3 million in 2006 to US$12.3 million in the current year is primarily attributable to the impact of the acquisition of the haemostasis product line of bioMerieux in June 2006 and the direct selling operation in France which was established in October 2006. The tax charge for the quarter has reverted to more normal levels following the once off tax credit in quarter 1 associated with the redistribution of inventory around the group.

Commenting on the results, Rory Nealon, Chief Financial Officer, said "Quarter 2 has seen continued growth in our revenues and operating profits despite slower than expected growth in our antibody business. From quarter 1 to quarter 2 our revenues have increased by 2% after a particularly strong quarter 1 and our EBITDA before share option expenses has increased to US$6.0 million. Our operating margin before share option expense has increased from 10.0% of revenues in quarter 1 to 10.9% in the current quarter.

The integration of our bioMerieux haemostasis acquisition is proceeding well. Our new production facility has been completed on schedule and the transition agreement with bioMerieux has now finished. We anticipate manufacturing our first batches of bioMerieux product in Quarter 3 as planned."

Ronan O'Caoimh, CEO, commented, "We are pleased with the ongoing growth in our business and are particularly excited with progress in key areas which are fueling our strategic growth.

In clinical chemistry, we are looking forward to the pending launch of our rapid point of care product in HbA1c which we will market under the Tri-Stat brand. This dynamic platform will be introduced in physician office labs, diabetic clinics, as well as hospital labs. Unique to Tri-stat will be the ability to run three patient samples at the same time. We are seeking a physician office home use clasification in its CLIA waiver from the FDA. Importantly, this classification will grant doctors a reimbursement of approximately $8 more than the same test by our competitors in the market. We expect to launch Tri-stat into the U.S. market in early Quarter 4.

Recent developments in the HIV point of care industry include the $35m rapid HIV screening initiative that the U.S. Centers for Disease Control and Prevention ("CDC") announced earlier this year. We are very pleased by the additional exposure that the CDC generated around rapid HIV screening through this initiative and the fact that the CDC is making health jurisdiction grantees aware of the market choices available to their programs during this process. We are encouraged by the extent of interest in and validation of our product's key differentiating points, namely it's earlier detection capability, higher degree of efficacy and longer shelf life. We expect the $35m in net new annual CDC resources for this new screening initiative to be made available with effect from quarter 4.

In Haemostasis, we remain excited about the prospects for the Destiny Max instrument which will become the newest and most technologically advanced large hospital instrument deployed in the U.S. and Europe for many years. This instrument will address the largest market segment comprising high throughput hospitals. We believe Destiny Max, with high throughput capability together with a unique user interface, will provide very attractive points of differentiation to the older technologies serving this segment today.
We are looking for a formal product launch during 2008."

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the Company's website: www.trinitybiotech.com.

                               Trinity Biotech plc
                         Consolidated Income Statements


(US$000's  except share data)                              Three Months       Three Months        Six Months        Six Months
                                                                  Ended              Ended             Ended             Ended
                                                               June 30,           June 30,          June 30,          June 30,
                                                                   2007               2006              2007              2006
                                                             unaudited)        (unaudited)       (unaudited)       (unaudited)
Revenues                                                         37,436             27,314            74,146             52,027

Cost of sales                                                   (19,404)           (14,133)          (38,709)           (26,333)
Cost of sales - inventory write off                                   -             (5,800)                -             (5,800)
Cost of sales - share based payments                                (14)               (24)              (32)               (50)
                                                        ---------------- ------------------ ----------------- ------------------

Gross profit                                                     18,018              7,357            35,405             19,844
Gross profit before inventory write off                          18,018             13,157            35,405             25,644

Other operating income                                               93                 61               165                121

Research & development expenses                                  (1,746)            (1,592)           (3,534)            (2,957)
Selling, general and administrative expenses                    (12,302)            (9,308)          (24,318)           (18,560)
Indirect share based payments                                      (365)              (241)             (707)              (585)
                                                        ---------------- ------------------ ----------------- ------------------

Operating profit / (loss)                                         3,698             (3,723)            7,011             (2,137)

Operating profit before inventory write off                       3,698              2,077             7,011              3,663

Financial income                                                    149                311               358                465
Financial expenses                                                 (804)              (400)           (1,610)              (742)
                                                        ---------------- ------------------ ----------------- ------------------
Net financing costs                                                (655)               (89)           (1,252)              (277)
                                                        ---------------- ------------------ ----------------- ------------------

Profit / (Loss) before tax                                        3,043             (3,812)            5,759             (2,414)

Income tax (expense) / credit                                      (429)             1,700              (234)             1,542
                                                        ---------------- ------------------ ----------------- ------------------

Profit /  (Loss) for the period                                   2,614             (2,112)            5,525               (872)

Profit for the period before inventory write off                  2,614              2,115             5,525              3,355

Earnings per ADR (US cents)                                        13.8              (11.7)             29.1               (5.2)
Earnings per ADR before inventory write off                        13.8               11.7              29.1               20.1

Diluted earnings per ADR (US cents)                                13.4              (11.7)             28.4               (5.2)
Diluted earnings per ADR before inventory write off                13.4               11.4              28.4               19.6

Weighted average no. of shares used in computing             76,017,803         72,186,336        75,958,769         66,853,745
earnings per share

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company's accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

                               Trinity Biotech plc
                           Consolidated Balance Sheets

                                                                    June        December
                                                                30, 2007        31, 2006
                                                                US$ `000        US$ `000
                                                              unaudited)       (audited)
ASSETS
Non-current assets
Property, plant and equipment                                     22,622          22,255
Goodwill and intangible assets                                   123,798         121,768
Deferred tax assets                                                8,153           7,656
Other assets                                                          96              76
                                                              -----------     -----------
Total non-current assets                                         154,669         151,755
                                                              -----------     -----------

Current assets
Inventories                                                       52,219          45,572
Trade and other receivables                                       31,974          33,115
Income tax receivable                                                437             368
Financial assets - restricted cash                                     -          15,500
Cash and cash equivalents                                          9,069           2,821
                                                              -----------     -----------
Total current assets                                              93,699          97,376
                                                              -----------     -----------

                                                              -----------     -----------
TOTAL ASSETS                                                     248,368         249,131
                                                              -----------     -----------

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital                                                        989             978
Share premium                                                    153,877         151,774
Retained earnings                                                 17,118          10,818
Translation reserve                                                (126)           (275)
Other reserves                                                     3,967           3,967
                                                              -----------     -----------
Total equity                                                     175,825         167,262
                                                              -----------     -----------

Current liabilities
Interest-bearing loans and borrowings                             10,434          10,382
Convertible notes - interest bearing                                   -           1,836
Income tax payable                                                   584              44
Trade and other payables                                          19,735          20,459
Other financial liabilities                                        2,642           3,120
Provisions                                                           100             100
                                                              -----------     -----------
Total current liabilities                                         33,495          35,941
                                                              -----------     -----------

Non-current liabilities
Interest-bearing loans and borrowings                             28,924          33,076
Other financial liabilities                                            -           2,568
Other payables                                                       463             838
Deferred tax liabilities                                           9,661           9,446
                                                              -----------     -----------
Total non-current liabilities                                     39,048          45,928
                                                              -----------     -----------

                                                              -----------     -----------
TOTAL LIABILITIES                                                 72,543          81,869
                                                              -----------     -----------

                                                              -----------     -----------
TOTAL EQUITY AND LIABILITIES                                     248,368         249,131
                                                              -----------     -----------

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company's accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRINITY BIOTECH PLC
                                            -------------------
                                               (Registrant)


                                            By: /s/ Kevin Tansley
                                                -----------------
                                                Kevin Tansley
                                                Chief Financial Officer


Date:  January 2, 2008